P.O. Box 8036 Wisconsin Rapids, WI 54495-8036 Phone: (715) 424-3636 Fax: (715)424-4242 www.renlearn.com

September 8, 2009

Ms. Kari Jin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC, 20549

RE:

Renaissance Learning, Inc. (File No.0-22187)

Dear Ms. Jin:

The following pages of this letter respond to the comments contained in the Staff’s letter to Terrance D. Paul, CEO of Renaissance Learning, Inc. dated August 27, 2009 (the “Second Comment Letter”).

We have reviewed the Second Comment Letter and our responses to your queries are included in the attached document.

In connection with the responses contained in this letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Mary T. Minch

Mary T. Minch, Chief Financial Officer

Renaissance Learning, Inc.

PO Box 8036

Wisconsin Rapids, WI 54495-8036

Phone: 715-424-3636  Fax: 715-424-0535

Email: mtminch@renlearn.com

Renaissance Learning, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, Page 32

1. We note your response to prior comment 10 where you indicate that for income statement presentation purposes the Company allocates revenue from bundled arrangements between product revenue and service revenue based on VSOE of fair value for each component of such sales. With regards to the information provided in your response, please explain further the following:

• Please describe the various elements included in your bundled subscription arrangements (i.e. subscription licenses, hosting services, consulting services, etc.). Also, further explain your methodology for establishing VSOE of fair value for each element. In this regard, please confirm that the Company has separate sales for each of these elements and if so, describe the process you use to evaluate the various factors that affect your VSOE. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value pursuant to paragraph 10 of SOP 97-2. Also, tell us how you considered revising your revenue recognition policy footnote to address your accounting for multiple elements, as applicable.

RESPONSE: We supplementally advise the staff of the following:

Each product has slightly different pricing and components. However, our bundled subscription agreements generally contain some or all of the following elements:

♦ Software license.

♦ Hosting.

♦ Consulting services.

♦ Professional development.

VSOE of fair value is computed from a broad-based sampling of actual separate sale transactions. Prices charged for the elements in separate sale transactions do not exhibit significant variation and the actual average selling prices for the elements in separate sale transactions approximate our list prices.

We propose to include the following language in the revenue recognition section of our significant accounting policies footnote in future filings:

“Revenue and cost of revenue from bundled arrangements are allocated between product and services in our consolidated statement of operations. For revenue, the basis of allocation is the relative value of each element of the bundled arrangement when sold separately in actual transactions with customers. Costs of sales are based on the actual cost of delivering the products and rendering the services.” (The underlined language is additional to the proposed disclosure in our previous reply).

Renaissance Learning, Inc.

• To the extent that the Company is unable to establish VSOE of fair value for each element pursuant to SOP 97-2 for revenue recognition purposes, then please explain further the methodology used to establish fair value in order to allocate your subscription arrangements amongst products and services for income statement purposes.

RESPONSE: Please refer to our response above.

• With regards to the arrangements for which revenue is recognized using the percentage of completion method of accounting, please explain further how you determine the fair value of the services provided in those arrangements. For instance, if you use the rates charged for other services in order to establish the fair value of services provided in your SOP 81-1 contracts then explain further how you determined that the rates for services that result in significant modification or customizing of the software are similar to the rates that would be charged when the services do not result in significant modification or customization of the software, In this regard, tell us how your determined that using the fair value of other services is a proper surrogate for allocation your SOP 81-1 arrangements for purposes of income statement presentation.

RESPONSE:

This part of our business has been phased out. For the years ended December 31, 2007 and 2008 revenues from the arrangements referred to in this disclosure made up less than 1% of our total revenues. We have no revenue from these arrangements in 2009.

• Please revise your proposed disclosures to more clearly explain the income statement allocation methodologies used for each type of bundled arrangement (subscription and SOP 81-1) to address the Staff’s comments herein.

RESPONSE: Because the revenue from these arrangements is not significant, we propose to delete the disclosure related to these arrangements from future filings unless/until revenue from similar arrangements becomes significant in the future.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy
Statement Filed March 11, 2009.

Executive Compensation

Compensation Discussion and Analysis, page 11

2. We refer to your response to our prior comment 15 and note your statement that while you have a number of vice presidents, other than your four named executive officers, that are in charge of business units of function, you chose not to include disclosure regarding those officers due to the nature of their responsibilities. Please confirm that you consider the definition of “executive officer” contained in Rule 3b-7 in providing your response to our prior comment 15.

Renaissance Learning, Inc.

RESPONSE: We confirm that we considered the definition of "executive officer" contained in Rule 3b-7 in providing our response to your prior comment 15, which suggests that executive officers are those officers that perform policy making functions.  As we indicated in our prior response, our Board of Directors periodically reviews our management team's roles as the business evolves, and in the future the Board may conclude that it would be appropriate to designate additional persons as executive officers.  We anticipate that the Board of Directors will review the list of individuals designated as executive officers in connection with the preparation of the proxy statement for the 2010 annual meeting of shareholders and that that list will be expanded at that time.

Annual Cash Incentive Bonus, page 14

3. We refer to your response to our prior comment 18 and note your proposed disclosure for future filings where you state that the revenue and operating income growth factor ranges from 0 to 50% generally in 5 percent increments. Please consider including the tabular disclosure in your response in future filings.

RESPONSE:

We confirm that we will include the tabular disclosure in future filings.

Long-Term Equity Based Compensation Awards, page 15

4. We note your response to our prior comment 19. Specifically, we note your statement that the grants awarded were approved based upon your compensation committee’s review of specific personal and company performance factors. Please confirm that in future applicable filings, whenever your compensation committee considers the individual performance of your named executive officers and/or company performance as a basis for determining the amount of any element of executive compensation, the specific elements of individual and corporate performance will be described. See Items 402(b)(2)(v) through (vii) of Regulation S-K.

RESPONSE:

We confirm that in future applicable filings, whenever our compensation committee considers the individual performance of a named executive officer and/or company performance as a basis for determining the amount of any element of executive compensation, the specific elements of individual and corporate performance will be described.